Exhibit 4.4

FIRST AMENDMENT

TO

RADISYS CORPORATION LONG TERM INCENTIVE PLAN

WHEREAS, RadiSys Corporation (the “Company”) maintains the RadiSys Corporation Long Term Incentive Plan (the “LTIP”) for the benefit of its eligible employees; and

WHEREAS, amendment of the LTIP now is considered desirable.

NOW, THEREFORE, by virtue and in exercise of the power reserved to the Company by Section 12 of the LTIP, and pursuant to the authority delegated to the undersigned by the Board of Directors of the Company, the LTIP be and is hereby amended, effective as of the date hereof, in the following particulars:

1. By deleting the defined terms “Above Average Award,” “Good Reason,” “Maximum Award” and “Superior Award” where they appear in Section 2 of the LTIP and renumbering the remaining subsections of Section 2 of the LTIP accordingly.

2. By deleting the word “completed” where it appears in renumbered Section 2(w) of the LTIP.

3. By deleting the phrase “which is generally expressed as a percentage (which may be more than 100%) of the Superior Award” where it appears in the definition of “Payout Formula” in renumbered Section 2(x) of the LTIP.

4. By substituting the following for the definition of “Target Award” in renumbered Section 2(jj) of the LTIP:

“(jj) ‘Target Award’ means the target award payable under the Plan to a Participant for the Performance Period, as determined by the Committee in accordance with Section 7.”

5. By substituting the phrase “or if any portion of an Award is not distributed” for the phrase “or if an Award is distributed in an amount equal to less than the Maximum Award” where it appears in Section 3 of the LTIP.

6. By substituting the following for Section 4(a)(ii) of the LTIP:

“(ii) discretionary authority to adopt Target Awards and Payout Formulas under this Plan for a given Performance Period, which will be adopted on or prior to the Target Determination Cutoff Date with respect to Awards intended to qualify as Performance-Based Compensation.”

7. By substituting the following for the second sentence of Section 5(a) of the LTIP:

“Except as otherwise provided in Section 10, to be eligible to receive a payment hereunder a Participant must be actively employed on the last day of the quarter for which attainment of a Performance Goal is certified by the Committee in accordance with Section 9(a).”

8. By deleting Section 5(b) of the LTIP in its entirety.

9. By substituting the following for Section 6 of the LTIP:

“6. Performance Goal Determination. On the Target Determination Date, the Committee, in its sole discretion, shall establish the Performance Goals for each Participant for the Performance Period. Such Performance Goals shall be set forth in writing on or prior to the Target Determination Cutoff Date with respect to Awards intended to qualify as Performance-Based Compensation.”

10. By substituting the following for Section 7 of the LTIP:

“7. Target Award Determination. On the Target Determination Date, the Committee, in its sole discretion, shall establish a Target Award for each Participant and may establish multiples or percentages thereof. Each Participant’s Target Award shall represent the amount of cash or the number of Shares that can be earned by the Participant under the Plan during the Performance Period, based upon the Performance Goals achieved and the level of achievement for such period as determined by the Committee in its discretion. Each Participant’s Target Award shall be set forth in writing on or prior to the Target Determination Cutoff Date with respect to Awards intended to qualify as Performance-Based Compensation.”

11. By substituting the following for Section 8 of the LTIP:

“8. Payout Formula Determination. On the Target Determination Date, the Committee, in its sole discretion, shall establish a Payout Formula for purposes of determining the Award (if any) payable to each Participant. Each Payout Formula shall be set forth in writing on or prior to the Target Determination Cutoff Date with respect to Awards intended to qualify as Performance-Based Compensation and shall provide for the payment of all or a portion of a Participant’s Award upon the Committee’s certification of achievement of a Performance Goal in accordance with Section 9(a).”

12. By substituting the phrase “last day of the Fiscal Year coinciding with or next following the last day of the quarter for which achievement of a Performance Goal is certified by the Committee in accordance with Section 9(a)” for the phrase “last day of the Fiscal year coinciding with or next following the last day of the Performance Period” where it appears in Section 9(d) of the LTIP.

13. By substituting the following for Section 10 of the LTIP:

“10. Termination of Employment; Change of Control.

(a) General. Except as otherwise expressly provided in this Section 10, upon a Participant’s termination of employment prior to the last day of the quarter for which achievement of a Performance Goal is certified by the Committee in accordance with Section 9(a), a Participant shall forfeit the right to receive any Awards under this Plan with respect to such quarter or with respect to any future quarters in the Performance Period. Upon a Participant’s termination of employment for Cause following the last day of the quarter for which achievement of the Performance Goal is certified by the Committee in accordance with Section 9(a) but prior to the date on which the Participant’s Award with respect to such Performance Goal is distributed pursuant to Section 9(d) above, such Participant shall forfeit the right to receive such Award.

(b) Death or Disability. Subject to the express provisions of the Participant’s Award, if a Participant’s employment is terminated as a result of the Participant’s death or Disability prior to the last day of a quarter and achievement of a Performance Goal as of the last day of such quarter is certified by the Committee in accordance with Section 9(a), such Participant shall be entitled to receive a pro-rata Award with respect to such Performance Goal, as determined in accordance with Section 9(a) and payable in accordance with Section 9(d).

(c) Termination without Cause. Subject to the express provisions of the Participant’s Award, if a Participant’s employment is terminated by the Company without Cause prior to the last day of a quarter and achievement of a Performance Goal as of the last day of such quarter is certified by the Committee in accordance with Section 9(a), such Participant shall be entitled to receive a pro-rata Award with respect to such Performance Goal, as determined in accordance with Section 9(a) and payable in accordance with Section 9(d).

(d) If the Participant has in effect an employment, retention, change of control, severance or similar agreement with the Company or any affiliate thereof that provides for the effect of a Change of Control on all or any portion of the Participant’s Awards, then such agreement shall control with respect to such Awards in the event of a Change of Control. In all other cases, unless the Committee shall otherwise expressly provide in the agreement relating to an Award under the Plan, in the event of a Potential Change of Control, the Committee shall determine whether a Performance Goal has been achieved as of the last day of the prior quarter, and if such achievement equals or exceeds 50% of the Performance Goal corresponding to the threshold award level, then, in the event of a Change of Control, the Participant shall be entitled to receive a portion of his Award as follows: if a Participant has received all or any portion of his Award for a Performance Period prior to a Change of Control, no further Awards shall be payable to such Participant under this Plan following such Change of Control, and if a Participant has not received any portion of his Award for a Performance Period prior to a Change of Control, the Company shall distribute, within sixty days following such Change of Control, a pro-rata Award to such Participant based on his Target Award, provided the Participant is actively employed by the Company immediately prior to such Change of Control, and no further Awards shall be payable to such Participant under this Plan. Unless the Committee shall otherwise expressly provide in the agreement relating to an Award under the Plan, such pro-rata Award shall equal the Target Award multiplied by the ratio of: (x) the number of full days elapsed from the beginning of the Performance Period to and including the date of the Change of Control to (y) the number of full days in the Performance Period. In the event of a Potential Change of Control and if the achievement determined by the Committee above is less than 50% of the Performance Goal corresponding to the threshold award level, then, in the event of a Change of Control, the Committee may in its discretion provide for payment of a portion of such Award in such amounts as the Committee may determine in its sole discretion, provided any Participant receiving such Award is actively employed by the Company immediately prior to such Change of Control. For purposes of this Section 10(d), a “Potential Change of Control” shall exist during any period in which the following items exist: (i) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change of Control; (ii) any person (including the

Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change of Control; or (iii) the Board adopts a resolution to the effect that, for purposes of the Plan, a potential change of control exists.”

14. By substituting the following for the first sentence of Section 11 of the LTIP:

“The Plan shall be effective as of the Effective Date, with the last Performance Period under the Plan to begin January 1, 2011.”

15. By substituting the phrase “Section 9 or 10” for the phrase “Section 9” where it appears in Section 14 of the LTIP.

16. By adding the attached Addendum A at the end of the LTIP as a part thereof.

IN WITNESS WHEREOF, the Company has caused this amendment to be executed by its duly authorized officer this 30th day of September, 2009.

RadiSys Corporation

By:	/s/ Brian J. Bronson
Its:	Chief Financial Officer

Addendum A

Addendum for Canadian Participants

Notwithstanding Section 9(c) of the Plan or any other provision of the Plan to the contrary, the Company shall distribute all Awards to Participants who are resident in Canada in Shares

RadiSys Corporation

Long-Term Incentive Plan

1. Purposes of the Plan. This RadiSys Corporation Long-Term Incentive Plan (the “Plan”) sets forth the plan for payment of long-term incentive compensation to those executive officers and key employees of the Company designated by the Compensation and Development Committee of the Board for participation and is intended to increase stockholder value and the success of the Company by motivating Plan Participants to excel beyond what is customary in their performance and to achieve substantially challenging business objectives that deliver significant shareholder value. The Plan’s goals are to be achieved by providing such Plan Participants with incentive awards based on the achievement of goals relating to the performance of the Company or one of its business units or upon the achievement of objectively determinable performance goals. The Plan is intended to permit the payment of awards that may qualify as performance-based compensation under Section 162(m).

2. Definitions.

(a) “Annual Revenue” means the Company’s or a business unit’s net sales for the Fiscal Year, as reported in the Company’s financial statements.

(b) “Above Average Award” means the above average target award payable under the Plan to a Participant for the Performance Period, expressed in cash or as a number of Shares, as determined by the Committee in accordance with Section 7.

(c) “Award” means, with respect to each Participant, the award determined pursuant to Section 9(a) below for a Performance Period. Each Award is determined by a Payout Formula for a Performance Period, subject to the Committee’s authority under Section 9(a) to eliminate or reduce the Award otherwise payable.

(d) “Base Salary” means, as to any Performance Period, the Participant’s annualized salary rate on the last day of the Performance Period. Such Base Salary shall be before both (a) deductions for taxes or benefits, and (b) deferrals of compensation pursuant to Company-sponsored plans.

(e) “Board” means the Board of Directors of RadiSys Corporation.

(f) “Cash Position” means the Company’s level of cash and cash equivalents.

(g) “Cause” means (a) the willful and continued failure by a Participant to perform substantially the Participant’s reasonably assigned duties with the Company (other than any such failure resulting from the Participant’s incapacity due to physical or mental illness, as determined by the Participant’s attending physician) after a demand for substantial performance is delivered to such Participant by the Board, the Chief Executive Officer or the President of the Company which specifically identifies the manner in which the Board or the Company believes that the Participant has not substantially performed the Participant’s duties or (b) the willful engaging by a Participant in illegal conduct which is materially and demonstrably injurious to the Company. No act, or failure to act, on a Participant’s part shall be considered “willful” unless done, or omitted to be done, by the Participant without reasonable belief that the Participant’s action or omission was in, or not opposed to, the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board shall be conclusively presumed to be done, or omitted to be done, by a Participant in the best interests of the Company.

(h) “Change of Control” means that one of the following events has taken place:

(i) the stockholders of RadiSys Corporation approve one of the following: (1) any merger or statutory plan of exchange involving RadiSys Corporation (“Merger”) in which RadiSys Corporation is not the continuing or surviving corporation or pursuant to which Common Stock would be converted into cash, securities or other property, other than a Merger involving RadiSys Corporation in which the holders of Common Stock immediately prior to the Merger continue to represent more than 50 percent of the voting securities of the surviving corporation after the Merger; or (2) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of RadiSys Corporation;

(ii) a tender or exchange offer, other than one made by RadiSys Corporation, is made for Common Stock (or securities convertible into Common Stock) and such offer results in a portion of those securities being purchased and the offeror after the consummation of the offer is the beneficial owner (as determined pursuant to Section 13(d) of the Exchange Act), directly or indirectly, of securities representing more than 50 percent of the voting power of outstanding securities of RadiSys Corporation; or

(iii) RadiSys Corporation receives a report on Schedule 13D of the Exchange Act reporting the beneficial ownership by any person, or more than one person acting as a group, of securities representing more than 50 percent of the voting power of outstanding securities of RadiSys Corporation, except that if such receipt shall occur during a tender offer or exchange offer described in (ii) above, a Change of Control shall not take place until the conclusion of such offer.

Notwithstanding anything in the foregoing to the contrary, no Change of Control shall be deemed to have occurred for purposes of this Plan by virtue of any transaction which results in a Participant, or a group of persons which includes a Participant, acquiring, directly or indirectly, securities representing 20 percent or more of the voting power of outstanding securities of RadiSys Corporation.

(i) “Code” means the Internal Revenue Code of 1986, as amended.

(j) “Committee” means the Compensation and Development Committee of the Board, or a sub-committee of the Compensation and Development Committee, which shall, with respect to payments hereunder intended to qualify as Performance-Based Compensation, consist solely of two or more members of the Board who are not employees of the Company and who otherwise qualify as “outside directors” within the meaning of Section 162(m).

(k) “Common Stock” means the common stock of RadiSys Corporation.

(l) “Company” means RadiSys Corporation or any of its subsidiaries (as such term is defined in Code Section 424(f)).

(m) “Cumulative Design Wins” means the aggregate revenues attributable to design wins obtained by the Company during any Performance Period determined in accordance with the Company’s procedures for design win criteria.

(n) “Disability” means the Participant’s absence from his full-time duties with the Company for 180 consecutive calendar days as a result of the Participant’s incapacity due to physical or mental illness, as determined by his attending physician, unless within 30 calendar days after notice of termination by the Company following such absence the Participant shall have returned to the full-time performance of his duties with the Company.

(o) “Earnings Per Share” means, as to any Fiscal Year, the financial measure equal to Net Income divided by the total number of Shares outstanding for such Fiscal Year.

(p) “Effective Date” means the date on which the Plan is approved by the stockholders of RadiSys Corporation at the 2008 annual meeting of the stockholders of RadiSys Corporation, or as soon as practicable thereafter, but in any event no later than January 1, 2009.

(q) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(r) “Fiscal Year” means a fiscal year of RadiSys Corporation.

(s) “Good Reason” means: (i) a significant reduction by the Company or the surviving company in a Participant’s base pay from the highest annual rate in effect at any time within the 12-month period preceding the Change of Control, other than a salary reduction that is part of a general salary reduction affecting employees generally; (ii) a significant reduction by the Company or the surviving company in total benefits available to a Participant under cash incentive, stock incentive and other employee benefit plans after the Change of Control compared to the total package of such benefits as in effect immediately prior to the Change of Control; (iii) the Company or the surviving company requires a Participant to be based more than 25 miles from where such Participant’s office is located immediately prior to the Change of Control except for required travel on Company business to an extent substantially consistent with the business travel obligations which such Participant undertook on behalf of the Company immediately prior to the Change of Control; or (iv) the assignment of a Participant to a different title, job or responsibilities that results in a material decrease in the level of responsibility of such Participant with respect to the surviving company after the Change of Control when compared to such Participant’s level of responsibility for the Company’s operations prior to the Change of Control, provided that Good Reason shall not exist if a Participant continues to have substantially the same or a greater general level of responsibility with respect to the former operations of the Company after the Change of Control as such Participant had immediately prior to the Change of Control even if the former such operations are a subsidiary or division of the surviving company.

(t) “Maximum Award” means the maximum target award payable under the Plan to a Participant for the Performance Period, expressed as a cash amount or a number of Shares, as determined by the Committee in accordance with Section 7.

(u) “Net Income” means, as to any Fiscal Year, the income after taxes of the Company for the Fiscal Year as reported in the Company’s financial statements.

(v) “Operating Cash Flow” means the Company’s or a business unit’s sum of Net Income plus depreciation and amortization less capital expenditures plus changes in working capital comprised of accounts receivable, inventories, other current assets, trade accounts payable, accrued expenses, product warranty, advance payments from customers and long-term accrued expenses, as reported in the Company’s financial statements.

(w) “Operating Margins” means the ratio of Operating Income to Annual Revenue.

(x) “Operating Income” means the Company’s or a business unit’s income from operations as reported in the Company’s financial statements.

(y) “Participant” means an eligible executive or key employee of the Company selected by the Committee, in its sole discretion, to participate in the Plan for a Performance Period.

(z) “Payout Determination Date” means the date(s) upon which the Committee determines the amounts payable pursuant to the Target Award and Payout Formula with respect to any completed Performance Period, in accordance with Section 9(a).

(aa) “Payout Formula” means, as to any Performance Period, the formula or payout matrix established by the Committee pursuant to Section 8 in order to determine the Awards (if any) to be paid to Participants, which is generally expressed as a percentage (which may be more than 100%) of the Superior Award. The formula or matrix may differ from Participant to Participant.

(bb) “Performance-Based Compensation” means compensation that is intended to qualify as “performance-based compensation” within the meaning of Section 162(m).

(cc) “Performance Goals” means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Annual Revenue, (b) Cash Position, (c) Earnings Per Share, (d) Net Income, (e) Operating Cash Flow, (f) Operating Margins, (g) Operating Income, (h) Return on Assets, (i) Return on Equity, (j) Return on Sales, and (k) Total Stockholder Return or such similar objectively determinable financial or other measures as may be adopted by the Committee. The Performance Goals may be based on absolute target numbers or growth in one or more such categories compared to a prior period or to one or more peer companies or an index of peer companies. The measures which constitute the Performance Goals may, at the discretion of the Committee, be based on Pro Forma numbers and may, as the Committee specifies, either include or exclude the effect of payment of the bonuses under this Plan and any other bonus plans of the Company. The Performance Goals may differ from Participant to Participant and from Award to Award. In establishing a Performance Goal on the Target Determination Date, the Committee may provide that the attainment of the Performance Goal shall be measured by appropriately adjusting the evaluation of Performance Goal performance to exclude (i) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial conditions and results of operations appearing in the Company’s annual report to stockholders for the applicable year, or (ii) the effect of any changes in accounting principles affecting the Company’s or a business unit’s reported results.

(dd) “Performance Period” means a period of three consecutive Fiscal Years or such other period as determined by the Committee in its sole discretion. A new Performance Period shall begin on the first day of each Fiscal Year unless otherwise determined by the Committee in its sole discretion.

(ee) “Plan” means this RadiSys Corporation Long-Term Incentive Plan.

(ff) “Plan Year” means the Fiscal Year.

(gg) “Pro Forma” means calculation of a Performance Goal in a manner that excludes extraordinary or one-time expenses or credits, such as restructuring expenses, extraordinary tax events, expenses or credits related to stock options and/or other equity compensation or the like, instead of conforming to generally accepted accounting principles.

(hh) “Return on Assets” means the percentage equal to the Company’s or a business unit’s Operating Income before incentive compensation, divided by average net Company or business unit, as applicable, assets, as reported in the Company’s financial statements.

(ii) “Return on Equity” means the percentage equal to the Company’s Net Income divided by average stockholder’s equity, as reported in the Company’s financial statements.

(jj) “Return on Sales” means the percentage equal to the Company’s or a business unit’s Operating Income before incentive compensation, divided by the Company’s or the business unit’s, as applicable, revenue, as reported in the Company’s financial statements.

(kk) “Section 162(m)” means Section 162(m) of the Code, or any successor to Section 162(m), as that Section may be interpreted from time to time by the Internal Revenue Service, whether by regulation, notice or otherwise.

(ll) “Share” means a share of the Common Stock.

(mm) “Superior Award” means the superior target award payable under the Plan to a Participant for the Performance Period, expressed as a cash amount or a number of Shares, as determined by the Committee in accordance with Section 7.

(nn) “Target Award” means the Superior Award, Maximum Award, or the Above Average Award payable under the Plan to a Participant for the Performance Period, as determined by the Committee in accordance with Section 7.

(oo) “Target Determination Cutoff Date” means the latest possible date that will not jeopardize an Award’s qualification as Performance-Based Compensation.

(pp) “Target Determination Date” means the date upon which the Committee sets the Target Awards and Payout Formula with respect to any Performance Period, in accordance with Section 7.

(qq) “Total Stockholder Return” means the total return (change in share price plus reinvestment of any dividends) of a share of the common stock of RadiSys Corporation.

3. Stock Subject to the Plan; Code Section 162(m) Limits. Subject to adjustment as provided in Section 13, the maximum aggregate number of Shares which may be issued under the Plan is 2,000,000 Shares. Any Shares subject to Awards shall be counted against the foregoing numerical limit as one Share for every Share subject thereto and, if returned to the Plan pursuant to the last paragraph of this Section, shall be returned to the Plan as one Share for every Share returned to the Plan.

Subject to adjustment as provided in Section 13, no Participant shall receive in any one Fiscal Year grants of Awards that are intended to qualify as performance-based compensation under Section 162(m) covering an aggregate of more than 500,000 Shares and, if such Awards are denominated in cash value, no more than $1,000,000 may be subject to such Awards granted to any one Participant during any one Fiscal Year.

The Shares may be authorized, but unissued, or reacquired Common Stock.

If an Award is forfeited, or if an Award is distributed in an amount equal to less than the Maximum Award, the forfeited or undistributed Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). Shares that have actually been issued under the Plan under any Award shall not be returned to the Plan and shall not become available for future distribution under the Plan. Shares used to satisfy tax withholding obligations shall not become available for future grant or sale under the Plan.

4. Plan Administration.

(a) The Committee shall be responsible for the general administration and interpretation of the Plan and for carrying out its provisions. Subject to the requirements for qualifying compensation as Performance-Based Compensation, the Committee may delegate specific administrative tasks to Company employees or others as appropriate for proper administration of the Plan. Subject to the limitations on Committee discretion imposed under Section 162(m), the Committee shall have such powers as may be necessary to discharge its duties hereunder, including, but not by way of limitation, the following powers and duties, but subject to the terms of the Plan:

(i) to select the employees to whom Awards may be granted hereunder;

(ii) discretionary authority to adopt Target Awards and Payout Formulas under this Plan for a given Performance Period on or prior to the Target Determination Cutoff Date;

(iii) discretionary authority to construe and interpret the terms of the Plan, and to determine eligibility, Awards and the amount, manner, time and form of payment of any Awards hereunder;

(iv) to prescribe forms and procedures for purposes of Plan participation and distribution of Awards;

(v) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign laws; and

(vi) to adopt rules, regulations and bylaws and to take such actions as it deems necessary or desirable for the proper administration of the Plan.

(b) Any rule or decision by the Committee that is not inconsistent with the provisions of the Plan shall be conclusive and binding on all persons including, without limitation, the Company, the Participants, other eligible employees, and their respective successors in interest, and shall be given the maximum deference permitted by law.

5. Eligibility.

(a) Participation. The employees eligible to participate in the Plan for a given Performance Period shall be determined by the Committee and are generally expected to include executive officers of the Company who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, and any other key employees who are specifically designated by the Committee for participation in the Plan in its sole discretion. Except as otherwise provided in Section 10, to be eligible to receive a payment hereunder a Participant must be actively employed on the last day of the Performance Period. No person shall be automatically entitled to participate in the Plan.

(b) Timing of Participation. In general, only employees chosen by the Committee prior to the first day of a Performance Period shall become Participants with respect to such Performance Period. However, the Committee, in its sole discretion, may allow an employee hired or promoted from January 1 to June 30 of the first Fiscal Year of any Performance Period to become a Participant in the Plan with respect to such Performance Period. Employees hired or promoted after July 1 of the first Fiscal Year of any Performance Period shall not be eligible to participate in the Plan with respect to such Performance Period.

6. Performance Goal Determination. On the Target Determination Date, the Committee, in its sole discretion, shall establish the Performance Goals for each Participant for the Performance Period. Such Performance Goals shall be set forth in writing on or prior to the Target Determination Cutoff Date. The level of achievement of the Performance Goals at the end of the respective Performance Period shall be taken into account in determining whether the Maximum Award, the Superior Award, or the Above Average Award (or other Award or no Award) is to be paid.

7. Incentive Level Determination. On the Target Determination Date, the Committee, in its sole discretion, shall establish a Maximum Award, Superior Award, and Above Average Award (each, a “Target Award”) for each Participant. Each Target Award shall be stated as an amount of cash or a number of Shares. Each Maximum Award shall be equal to one hundred and fifty percent (150%) of the Participant’s Superior Award, and each Above Average Award shall be equal to seventy-five percent (75%) of the Participant’s Superior Award. Each of the Target Awards shall represent the amount of cash or the number of Shares that can be earned by the Participant under the Plan during the Performance Period, based upon the Performance Goals achieved for such period as determined by the Committee in its discretion. Each of the Target Awards shall be set forth in writing on or prior to the Target Determination Cutoff Date.

8. Payout Formula Determination. If the achievement of the Performance Goal for a given Performance Period is (i) above the level necessary for the Participant to be entitled to his Superior Award, but below the level necessary for the Participant to be entitled to his Maximum Award or (ii) above the level necessary for the Participant to be entitled to his Above Average Award, but below the level necessary for the Participant to be entitled to his Superior Award, then the Participant’s Award for such Performance Period shall be determined on an interpolated basis as set forth in a Payout Formula established by the Committee, in its sole discretion. The Participant will not receive an Award under this Plan if the achievement of the Performance Goal for a given Performance Period is below the level necessary for the Participant to be entitled to his Above Average Award. Each Payout Formula shall be set forth in writing by the Committee on or prior to the Target Determination Cutoff Date. Notwithstanding the preceding, in no event shall a Participant’s Award for any Performance Period exceed the Participant’s Maximum Award for such Performance Period.

9. Payout Determination; Award Payment.

(a) Payout Determination and Certification. On each Payout Determination Date, the Committee shall certify in writing (which may be by approval of the minutes in which the certification was made) the extent to which the Performance Goals applicable to each Participant for the Performance Period were achieved or exceeded. The Award for each Participant shall be determined by applying the Payout Formula to the level of actual performance that has been certified by the Committee. Notwithstanding any contrary provision of the Plan, the Committee, in its sole discretion, may eliminate or reduce the Award payable to any Participant below that which otherwise would be payable under the Payout Formula.

(b) Right to Receive Payment. Each Award under the Plan shall be paid solely from the general assets of the Company. Nothing in this Plan shall be construed to create a trust or to establish or evidence any Participant’s claim of any right to payment of an Award other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

(c) Form of Distributions. The Company shall distribute all Awards to the Participant in Shares or cash in its discretion.

(d) Timing of Distributions. Subject to Section 9(f) below, the Company shall distribute amounts payable to Participants as soon as is practicable following the determination and written certification of the Award for a Performance Period, and in any event no later than the date that is two and one-half months following the last day of the Fiscal Year coinciding with or next following the last day of the Performance Period.

(e) Death of Participant. If a Participant dies prior to the date such Participant’s Award would be distributed pursuant to this Section 9 or Section 10, such Award shall be paid to the personal representative of the Participant’s estate or the person(s) to whom the Award is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution.

(f) Deferral. The Committee may defer payment of Awards, or any portion thereof, to Participants as the Committee, in its discretion, determines to be necessary to preserve the deductibility of such amounts under Section 162(m), provided that payment of the Award is made as soon as reasonably practicable following the first date on which the Committee anticipates or reasonably should anticipate that, if the payment were made on such date, the Company’s deduction with respect to such payment would no longer be restricted due to the application of Section 162(m). In addition, the Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of Shares or cash that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion and shall be made in accordance with Section 409A of the Code.

10. Termination of Employment.

(a) General. Except as otherwise expressly provided in this Section 10, upon a Participant’s termination of employment prior to the last day of the Performance Period, a Participant shall forfeit the right to receive any Award under this Plan with respect to such Performance Period. Upon a Participant’s termination of employment for Cause following the last day of the Performance Period but prior to the date on which the Participant’s Award for such Performance Period is distributed pursuant to Section 9 above, such Participant shall forfeit the right to receive such Award.

(b) Termination upon Death or Disability. If a Participant’s employment is terminated as a result of the Participant’s death or Disability after the first twelve months of a Performance Period have been completed, but prior to the last day of such Performance Period, such Participant shall be entitled to receive a pro-rata Award based on achievement of the Performance Goals to the date of the Participant’s termination of employment. Such Award shall be payable as soon as is practicable following termination of employment upon death or Disability, but in any event no later than the date that is two and one half months following the end of the Plan Year in which such termination of employment occurred.

(c) Termination without Cause. If a Participant’s employment is terminated by the Company without Cause within the Fiscal Year in which the Performance Period ends, such Participant shall be entitled to receive a pro-rata Award based on achievement of the Performance Goals for the Performance Period as determined and paid in accordance with Section 9.

(d) Change of Control. If, within the Fiscal Year in which occurs the last day of the Performance Period, a Participant’s employment is terminated by the Company without Cause or by the Participant for Good Reason within 12 months following a Change of Control or within three months preceding a Change of Control, such Participant shall be entitled to receive a pro-rata Award based on achievement of the Performance Goals for the Performance Period as determined and paid in accordance with Section 9.

11. Term of Plan. The Plan shall be effective as of the Effective Date and shall first apply to the Performance Period beginning no later than January 1, 2009, with the last performance period under the LTIP to begin January 1, 2011. The Plan shall terminate with respect to all Performance Periods unless it is approved at the 2008 annual meeting of the stockholders of RadiSys Corporation. Once approved by the stockholders of RadiSys Corporation, the Plan shall continue until terminated under Section 12 of the Plan.

12. Amendment and Termination of the Plan. The Committee may amend, modify, suspend or terminate the Plan, in whole or in part, at any time, including adopting amendments deemed necessary or desirable to correct any defect or to supply omitted data or to reconcile any inconsistency in the Plan or in any Award granted hereunder; provided, however, no amendment, modification, suspension or termination shall be made which would (i) impair any payments to Participants made prior to such amendment, modification, suspension or termination, unless the Committee has made a determination that such amendment or modification is in the best interests of all persons to whom Awards have theretofore been granted; provided further, however, in no event may such an amendment or modification result in an increase in the amount of compensation payable pursuant to such Award or (ii) cause compensation that is, or may become, payable hereunder to fail to qualify as Performance-Based Compensation. To the extent necessary or advisable under applicable law, including Section 162(m), Plan amendments shall be subject to stockholder approval. At no time before the actual distribution of funds or stock to Participants under the Plan shall any Participant accrue any vested interest or right whatsoever under the Plan except as otherwise stated in this Plan.

13. Adjustments Upon Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award, the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or forfeiture of an Award, as well as the per Participant limit on the number of Shares that may be covered under grants of Awards that are intended to be Performance-Based Compensation in any one Fiscal Year under Section 3 hereof, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to an Award.

14. Withholding. Distributions pursuant to this Plan shall be subject to all applicable U.S. federal, state, and local tax and withholding requirements and the applicable withholding tax requirements of any other country or jurisdiction. The Committee, in its sole discretion, may allow Participants to satisfy all or part of their withholding tax obligations by electing to have the Company withhold from the Shares to be issued pursuant to Section 9 that number of Shares having a fair market value equal to the minimum amount required to be withheld (but no more). The fair market value of any Shares to be withheld shall be determined in the sole discretion of the

Committee on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Committee may deem necessary or advisable. The Company shall also have the right to deduct from all cash payments made to a Participant (whether or not such payment is made in connection with this Plan) any applicable taxes required to be withheld with respect to such payments.

15. No Employment Rights. No statement in this Plan should be construed to grant any employee an employment contract of fixed duration or any other contractual rights, nor should this Plan be interpreted as creating an implied or an express contract of employment or any other contractual rights between the Company and its employees. Except as otherwise expressly agreed to in writing by the Company and an employee of the Company, the employment relationship between the Company and its employees is terminable at-will. This means that an employee of the Company may terminate the employment relationship at any time and for any reason or no reason.

16. Successors. All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to RadiSys Corporation, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of RadiSys Corporation.

17. Indemnification. Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award, and (b) from any and all amounts paid by him or her in settlement thereof, with the approval of RadiSys Corporation, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

18. Nonassignment. The rights of a Participant under this Plan shall not be assignable or transferable by the Participant except by will or the laws of intestacy.

19. Governing Law. The Plan shall be governed by the laws of the State of Oregon, without regard to its conflicts of laws provisions.

20. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to an Award unless the issuance and delivery of such Shares shall comply with applicable laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the receipt of an Award, the Company may require the person receiving such Award to represent and warrant at the time of any such receipt that the Shares are being held only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

21. Liability of Company.

(a) Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

(b) Grants Exceeding Allocated Shares. If the number of Shares covered by an Award exceeds, as of the date of grant, the number of Shares which may be issued under the Plan without additional stockholder approval, such Award shall be void with respect to such excess Shares, unless stockholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained in accordance with Section 12 of the Plan.

22. Compliance with Code Section 409A. The Plan and the Awards granted hereunder are intended to meet the “short-term deferral” exception to the provisions of Section 409A of the Code and Treasury regulations issued thereunder or to otherwise comply with Section 409A of the Code and the Treasury regulations and guidance issued thereunder. Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted and construed consistent with this intent. Notwithstanding the foregoing, the Company shall not be required to assume any increased economic burden in connection therewith.